Exhibit 99.2

20 October 2025

Dear Investors,

'We, Argo Blockchain PLC (the “Company”) are writing to you because our records show that you are someone who has acquired and currently holds shares in the Company (with ISIN: GB00BZ15CS02; CUSIP: 0401261047) and/or American Depository Receipts (“ADRs”) or bonds (with ISIN: US0401262037; CUSIP: 040126203) issued by the Company.

As previously announced on the Regulatory News Service, the Company is undertaking a financial restructuring by way of a restructuring plan under Part 26A of the Companies Act 2006 (the “Restructuring Plan”).

Initial indicative key dates in respect of the Restructuring Plan are set out in the following table:

Action	Relevant Dates
Convening hearing	5 November 2025
Meetings of plan participants	28 November 2025
Sanction hearing	8 December 2025

You are receiving this letter to inform you that the practice statement letter has been uploaded to the plan website, which can be accessed at https://deals.is.kroll.com/argo.

The practice statement letter is the first document in the Restructuring Plan process and sets out the key details to explain how your legal rights and entitlements may be affected.

Future documents will also be placed onto the same plan website in the coming weeks. We recommend that you review the plan website periodically and in advance of the above key dates to ensure that you have access to all relevant documents. After you access the plan website, you will have the option of being notified by email as and when new documents are uploaded by to the plan website for your review.

The Company has appointed Jon Yorke to act as an independent representative of the shareholders, ADR holders and bondholders who are not professional or institutional investors. He is an experienced restructuring practitioner, whose role is to consider investors’ views on the Restructuring Plan and present them to the Court. If you have any questions regarding the Restructuring Plan, we encourage you to contact Mr Yorke without charge, by emailing jy@abadvocate.co.uk.

If you are having difficulties accessing the plan website or wish to receive future documents by post, or if you any queries regarding the Restructuring Plan, please email argo@is.kroll.com.

Yours sincerely,

/s/ Justin Nolan
Justin Nolan
CEO of Argo Blockchain PLC